The Law Firm of

Christen Lambert

2920 Forestville Rd., Ste 100 PMB 1155 — Raleigh, North Carolina 27616 — Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

June 7, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re: Blackstar Enterprise Group, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 11, 2022

File No. 333-257978

To Whom it May Concern:

Below are our responses to the comments made regarding BlackStar Enterprise Group, Inc.’s Registration Statement on Form S-1/A (File No. 333-257978) in a letter dated April 14, 2022.

Amendment to Form S-1 filed March 11, 2022

General

1.	Please revise your disclosure to explain what you mean by "crypto-equity" on first use of the term.

ANSWER: We have revised the term throughout the document.

Risk Factors

BlackStar digital equity and digital shares in general may be subject to unique risks..., page 18

2.	We note your disclosure under this risk factor heading regarding the risks to digital equity and digital shares that are not associated with paper certificated shares, including electronic transfer errors, electronic systems outages, and cybersecurity threats. Please describe the terms and provisions of your insurance policies covering digital equity and digital shares including, the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent there are none, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate.

ANSWER: We have no insurance and have added disclosure in Risk Factors to such effect on page 19. BlackStar Digital Equity have the same risks as electronic fungible shares from DTCC that have been DWAC and place in Broker Dealers accounts for customers.

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Item	9

Description of Securities, page 23

3.	Please refer to prior comment 3 on whether the Blackstar digital shares are intended to be the same class as the common shares and your response that the shares of common stock being registered herein are not BlackStar Digital Equity and that "BlackStar Digital Equity is merely a digital form of BlackStar common stock equivalent to an existing electronic share, also known as a digital share, that will be traded on the BDTP TM." Please reconcile your response with your statement on page 31 that you are "building the referenced digital equity trading platform in order to trade BlackStar shares as registered Digital Shares."

ANSWER: In response to comments 3, 4, and 5, we have moved all discussion of proposed business and digital equity to the “Current Business” Section beginning on page 31. We believe it created confusion in its previous location and since this Registration is for common shares and the BDTP TM is not yet operational, we wish to be clear that this common stock being registered are only digital shares if they are placed in a Broker Dealer account and DWAC by DTCC. We are attempting to distinguish the proposed business ideas from the registration of common shares underlying convertible notes.

4.	Please refer to prior comment 4. Please further revise to describe the mechanics of electing to receive BlackStar Digital Equity or transferring paper securities to BlackStar Digital Equity and include a description of any steps holders must take to have their shares traded on the future BlackStar Digital Trading Platform. Please consider using an example for illustrative purposes. Please also include similar disclosure in your summary section.

ANSWER: As this is the proposed business of the Company, we do not think it should be continued in the summary. However, please see the additional discussion in the “Current Business” Section beginning on page 31, including a diagram on page 35, and our response to comment 3, above, where we have addressed the issue raised in the comment.

5.	Please refer to prior comment 5. Please provide the requested legal analysis as to why the issuance of BlackStar digital equity will not represent the issuance of a security different from the certificated-paper common stock and an explanation of why a single class of securities may be held in different forms under applicable state law.

ANSWER: Please see the expanded additional discussion in the “Current Business” Section beginning on page 31, and our response to comment 3, above, where we have addressed the issue raised. The digital equity discussed throughout is simply the existing electronic fungible form of shares held at DTCC. We have attempted to clarify this throughout. There is no additional class of security and the DWAC form of electronic shares has been traded as the same class of common stock as paper-certificated shares in the US Securities Market for decades.

Digital Shares, page 27

6.	Please advise with a view towards revised disclosure whether and to what extent Blackstar Digital Equity differs from standard book-entry shares and whether and to what extent you
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intend to tokenize or otherwise use distributed ledger technology to issue Blackstar Digital Equity.

ANSWER: We have moved all discussion of proposed business and digital equity to the “Current Business” Section beginning on page 31. BlackStar Digital Equity does not differ from standard book-entry shares in form; the only difference is that the trading will occur on the private blockchain through the BDTP TM platform. There is no intent to tokenize. Distributed Ledger Technology will NOT be used to “issue” shares. Tokenization is the process of turning an asset into a coin or token in order to trade on a public blockchain; DWAC is the process we use to turn a paper-certificated share into an electronic fungible share and BlackStar Digital Equity then is that electronic fungible share of BlackStar common stock traded on a private blockchain through BDTP TM.

7.	You state that your Digital Shares will be “recorded via electronic book-entry through the Deposit and Withdrawal at Custodian (“DWAC”) system in digital form and are protected by cryptographic protocols.” Please revise to provide a more descriptive explanation of why you reference DWAC given that the system also processes paper certificates, including how the trading platform or Blackstar Digital Equity is compatible with the DWAC system and whether you believe it is compatible with blockchain technology and the basis for that belief.

ANSWER: We have moved the discussions – please see edits to text beginning on page 34. We believe that our system is compatible with the “Deposit and Withdrawal at Custodian” (DWAC) system because it can be withdrawn and converted into either paper certificates at the Transfer Agency, or withdrawn from digital format by cancellation by Transfer Agent and recorded into DTCC. To our knowledge, DWAC only processes paper certificates in order to convert them into electronic shares to be held at DTCC. Currently, BlackStar shares are either in paper certificate or electronic fungible form on account at Broker Dealers. We have designed our technology so as to be fully compatible with the DWAC system – i.e. shares can be moved into or out of the DWAC system just as with paper certificates. Blockchain technology is compatible with the DWAC system because it does not contradict or counter the system, but rather provides an alternative for the customer to execute trades without markups/markdowns and at very low costs. This is the proposed design of our system. It is not yet in usage for any securities and any such securities must first be registered with the SEC under the ’33 Act or have an available exemption from registration. Trading on private blockchain technology is compatible with the existing trading system because it can be programmed to follow the same protocols and rules as every other approved trading system. The Broker Dealer will double-encrypt the customer data and send it to the BDTP TM platform, while freezing the data in the customer's account. There is no difference in how orders are currently sent to market makers or Exchanges, but the benefit of BDTP TM is that there are additional security features, a prohibition on short selling, and customer execution of their own order.

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Item 11. Information with Respect to the Registrant

Description of Business

BlackStar Digital Trading Platform, page 31

8.	Please refer to your disclosures here and throughout that your plan to operate the BlackStar Digital Trading Platform TM relies on your ability to partner with a broker dealer or an alternative trading system. Revise to clarify why the platform itself would not have to be registered as an exchange or ATS. Also, revise to explain what you mean by “partnering” and provide us your legal analysis as to why such “partnering” with a broker dealer or ATS is sufficient given that the exchange activity appears to be occurring on the platform itself. Lastly, clarify how digital shares will trade on the platform and what would be required to enable shares of other issuers to be traded on the platform.

ANSWER: Please see edits at page 33 in response to the issue raised. We will not “partner” per se with an ATS or Broker Dealer, but enter into a contractual arrangement such that BDTP TM would not itself need to become its own ATS – it would be similar to a module of an existing ATS. We have also already disclosed previously in the Registration Statement that we may be required to register as an ATS, but have also added it to a relevant Risk Factor on page 23. The BDTP TM would only trade one issuer – BlackStar Enterprise Group, Inc. The platform can be replicated for other public companies, but would only ever trade one company; the platform when subscribed to other public companies, is exclusive to that company’s spot market. This distinguishes it from a public stock exchange. We have also updated the definition of Blockchain Equity Trading TM in all Definitions sections to clarify this.

9.	Please refer to your subsection regulatory challenges on page 32. Please revise to expand the “regulatory challenges” discussion to provide a more detailed explanation of the approvals that will be needed to implement the trading platform, specifically identifying and explaining each regulatory approval as well as the approvals or integrations needed in regards to various regulated entities, such as broker-dealers, DTC and OTC Markets.

ANSWER: Please see edits at page 37. Our first regulatory challenge is to achieve an arrangement for the platform to be operated under an ATS, like OTC Markets or an exchange. This could take a long time to prove the concept to the ATS and then to properly integrate operations into the ATS monitoring and regulatory systems. We do not believe that FINRA is a regulatory hurdle because as a “Registered Security” FINRA Broker Dealers can choose to trade it or not. FINRA cannot regulate the security. It can regulate any ATS if it is also FINRA registered (due to the requirement of a Broker Dealer license), but that depends primarily on SEC Regulation of the ATS.

Services, page 35

10.	Please expand your disclosure to describe with greater specificity the consulting and compliance services that Crypto Equity Management Corp. intends to provide.

ANSWER: Please see edits to page 38. Crypto Equity Management Corp. is not currently operational, nor has it been since inception. The specific type and nature of services to be provided by CEMC may change. As such, there is no more specificity to the general plan for the subsidiary at this time. The Company will continue to provide updates through

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public filings if and when there are changes to the plan for CEMC. The following are some excerpts from the S-1 Amendment 3 regarding the services currently planned for CEMC.

Our current long-term plan for provision of services is to finance the operations of CEMC through the successful production of the BDTP TM platform and subsequent subscription of the platform’s design as a service. As a subsidiary of BlackStar, CEMC additionally intends to offer consulting and regulatory compliance services to digital share related entities and blockchain entrepreneurs for securities, tax, and commodity issues. … The concept of CEMC as a subsidiary of BlackStar is to provide compliance services for the multitude of laws that are applicable to digital securities. … Through CEMC, the management plans to pass on this knowledge and connect the blockchain entities with the correct industry experts.

We hope these revisions and responses satisfy your comments.

Sincerely,

/s/ Christen P. Lambert

Christen P. Lambert

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